                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-114440


PROSPECTUS SUPPLEMENT NO. 9
(TO PROSPECTUS DATED APRIL 30, 2004)


                           (CENTERPOINT ENERGY LOGO)


                                  $255,000,000
                    2.875% Convertible Senior Notes due 2024
                                       and
               Common Stock Issuable Upon Conversion of the Notes

         This document supplements our prospectus dated April 30, 2004, relating to $255,000,000 aggregate principal amount of our 2.875% Convertible Senior Notes Due 2024 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement.

         INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THE ACCOMPANYING PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         On December 13, 2004, we entered into a supplemental indenture with the trustee in which we eliminated our right to settle the conversion of the notes solely in shares of our common stock. The supplemental indenture does not modify your rights as a holder of the notes. We have provided below revisions to certain paragraphs of the "Conversion Rights" section of the prospectus which reflect changes under the supplemental indenture.

         We believe that the modifications to the terms of the notes caused by the supplemental indenture will not constitute an exchange for federal income tax purposes, and therefore that there will be no federal income tax consequences to holders of the notes as a result of any such modifications. Holders should refer to the discussion in the accompanying prospectus under the heading "Material United States Federal Income Tax Considerations" for a summary of the United States federal income tax consequences relevant to holders of the notes.

         The information in the second paragraph under the caption "Conversion Rights" beginning on page 17 of the prospectus is replaced and superseded by the following:

                  "Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any) upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion of a note, we will become obligated to deliver to you cash or a combination of cash and shares of common stock, together with any cash payment for fractional shares (the "conversion obligation"). Delivery of cash or a combination of cash and shares of common stock and any cash payment for fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest, if any). Accrued and unpaid interest (including contingent interest, if any) will be deemed paid in full rather than canceled, extinguished or forfeited. The trustee will initially act as the conversion agent. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See "--Registration Rights" below."

         The information in the eighth, ninth and tenth paragraphs under the caption "Conversion Rights" beginning on page 18 of the prospectus is replaced and superseded by the following:

                  "Upon conversion, we will satisfy our conversion obligation by delivering to you either (1) cash or (2) a combination of cash and shares of our common stock, as follows:

                  (1) Cash Settlement. If we elect to satisfy the entire conversion obligation in cash, then we will deliver to you an amount in cash equal to the product of:

                       o (a) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (b) the applicable conversion rate and

                       o the average of the last reported sale prices of our common stock for the five trading day period starting the third trading day following the conversion date (the "applicable stock price").

                   (2) Combined Settlement. If we elect to satisfy a portion of the conversion obligation in cash (the "partial cash amount") and a portion in shares of our common stock, then we will deliver to you such partial cash amount, plus a number of full shares equal to (a) the cash settlement amount as described in clause (1) above minus such partial cash amount divided by (b) the applicable stock price, together with any cash payment for fractional shares determined using the applicable stock price. In no event shall the partial cash amount equal less than the aggregate principal amount of the notes being converted.

                   We will notify you, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is two business days following the conversion date (the "settlement notice period").

                   You may retract your conversion notice at any time during the two business day period beginning on the business day after the settlement notice period (the "conversion retraction period"). If you have not retracted your conversion notice during the conversion retraction period, then cash settlement or combined settlement will be made through the conversion agent no later than the third business day following the determination of the applicable stock price."


          The date of this prospectus supplement is December 13, 2004.